December 30, 2009

Via EDGAR and FEDEX

Mr. Hugh West
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Glen Burnie Bancorp (the “Company”)
Form 10-K for the Fiscal Year ended December 31, 2008
Form 10-Q for the Quarter ended September 30, 2009
File No. 000-24047

Dear Mr. West:

I am writing to you in response to your follow up letter of December 1, 2009 regarding the referenced file number.  Below are the Company’s responses to the comments raised.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Notes to Consolidated Financial Statements – Note 5 – Fair Value, page 9

1.           We currently have one pooled trust preferred security that is at least one rating below investment grade:

Regional Diversified Funding
Cusip 75902AAA6
Pooled Trust Preferred
Senior Notes
Book Value as of 9/30/09 - $1,174,553.20
Market Value as of 9/30/09 - $35,374.74
Unrealized Gain/Loss   ($1,139,178.46)
Credit Rating: B (Fitch)
Currently Performing; 26 financial institutions
Actual Defaults/Deferrals = 15.3% of performing collateral
Expected Deferrals/Defaults = 0% of remaining performing collateral

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2009

Our investment in this security equals 0.556% of the original par amount.

We will revise our future filings to disclose this information.

2.           Our other-than-temporary impairment analysis as of December 31, 2008 was performed by examining the quarterly report provided by The Bank of New York Mellon Trust Company N.A. dated December 8, 2008.  The principal coverage test contained in that quarterly report indicated that the performing collateral exceeded the aggregate principal of the Senior Notes outstanding at that date.  In addition, the interest coverage test contained in that quarterly report indicated that the interest received exceeded the interest payable on the Senior Notes.  Based on that analysis, we concluded that the unrealized loss at that date was temporary in nature.

For the period ended March 31, 2009, we performed the same analysis based on the Bank of New York Mellon Trust quarterly report dated March 10, 2009.  At that date another participating financial institution defaulted resulting in a principal shortfall reflected in the principal coverage test.  As a result we took a writedown of $30,000.  The writedown was based on a total collateral shortfall of $5,290,000 ($5,290,000 X 0.556% = $29,412.40).  In addition, the interest coverage test indicated that the interest received exceeded the interest payable on the Senior Notes.  Therefore, we concluded that, having taken the writedown on the reduction in the performing collateral, the unrealized loss at that date was temporary in nature.

For the period ended June 30, 2009, the Bank of New York Mellon Trust quarterly report indicated that no additional defaults had occurred and that there was a principal paydown of $1,374,465.24 to the Senior Notes outstanding on March 16, 2009.  As a result no further principal writedown was indicated at that time.  In addition, the interest coverage test indicated that the interest received exceeded the interest payable on the Senior Notes.  Therefore, we concluded that the unrealized loss at that date continued to be temporary in nature.

For the period ended September 30, 2009, we performed the same analysis based on the Bank of New York Mellon Trust quarterly report dated September 15, 2009 and concluded that the performing collateral exceeded the balance of the Senior Notes outstanding at that time.  (Due to an error in calculation discovered upon a review necessitated by your request for additional information, the error was discovered and we have now taken a further writedown of $46,300 against this security.)  The interest coverage test indicated that the interest received exceeded the interest payable on the Senior Notes.  Therefore, we concluded that the unrealized loss at that date continued to be temporary in nature.

Mr. Hugh West
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2009

On review, we recognize that FASB ASC 320-10-50-6 seeks a more detailed analysis than the other-than-temporary impairment analyses we have performed to date, and we and will revise our analyses with respect to future filings to comply with FASB ASC 320-10-50-6.

3.           We have not calculated or presented in our filings the present value of cash flows expected to be collected from our investment in the pooled trust preferred security.  We have now arranged for this calculation to be performed as of December 31, 2009 and will revise our future filings to include this information.

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

GLEN BURNIE BANCORP

        /s/  John E. Porter
John E. Porter
Chief Financial Officer

cc:	Mr. Michael G. Livingston
Chief Executive Officer

Marc Thomas, Staff Accountant